Exhibit 99.1

ABENGOA

Innovative Technology Solutions for Sustainability

01

Consolidated condensed interim financial statements

ABENGOA

Consolidated condensed interim financial statements

Consolidated condensed statements of financial position as of September 30, 2014 and December 31, 2013

- Amounts in thousands of euros -

Assets	Note (1)	09/30/2014	12/31/2013

Non-current assets

Goodwill		498,609	476,059
Other intangible assets		349,104	366,052

Intangible assets	8	847,713	842,111

Property, plant & equipment	8	1,279,666	1,273,589

Concession assets in projects		9,890,702	8,573,243
Other assets in projects (project finance)		1,373,750	1,341,030

Fixed assets in projects (project finance)	9	11,264,452	9,914,273

Investments in associates carried under the equity method		1,148,214	835,682

Financial investments	10	690,162	761,230

Deferred tax assets		1,435,935	1,281,092

Total non-current assets		16,666,142	14,907,977

Current assets

Inventories	12	344,411	330,981

Clients and other receivables	13	2,197,642	1,869,972

Financial investments	10	1,279,280	925,829

Cash and cash equivalents		2,971,215	2,951,683

		6,792,548	6,078,465

Assets held for sale	7	372,919	166,403

Total current assets		7,165,467	6,244,868

Total assets		23,831,609	21,152,845

(1) Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements

ABENGOA

Consolidated condensed interim financial statements

Consolidated condensed statements of financial position as of September 30, 2014 and December 31, 2013

- Amounts in thousands of euros -

Equity and liabilities	Note (1)	09/30/2014	12/31/2013

Equity attributable to owners of the Parent

Share capital	14	91,993	91,857

Parent company reserves		1,335,832	1,119,910

Other reserves		(258,112)	(160,456)

Accumulated currency translation differences		(436,634)	(582,835)

Retained earnings		813,022	852,378

Non-controlling interest		1,178,064	572,149

Total equity		2,724,165	1,893,003

Non-current liabilities

Long-term non-recourse project financing	15	6,480,387	5,736,151

Corporate financing	16	4,890,912	4,735,145

Grants and other liabilities	17	968,991	646,188

Provisions for other liabilities and charges		84,194	78,044

Derivative liabilities	11	395,050	266,802

Deferred tax liabilities		372,058	327,304

Personnel liabilities	25	48,743	29,789

Total non-current liabilities		13,240,335	11,819,423

Current liabilities

Short-term non-recourse project financing	15	701,370	584,799

Corporate financing	16	1,495,405	919,264

Trade payables and other current liabilities	18	5,046,088	5,514,186

Income and other tax payables		280,224	247,015

Derivative liabilities	11	43,859	44,380

Provisions for other liabilities and charges		9,094	9,506

		7,576,040	7,319,150

Liabilities held for sale	7	291,069	121,269

Total current liabilities		7,867,109	7,440,419

Equity and liabilities		23,831,609	21,152,845

(1) Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements

ABENGOA

Consolidated condensed interim financial statements

Consolidated interim income statements for the nine month periods ended September 30, 2014 and September 30, 2013

 - Amounts in thousands of euros -

		Nine-months ended
	Note (1)	09/30/2014	09/30/2013

Revenue	5	5,236,766	5,232,761
Changes in inventories of finished goods and work in progress		53,549	14,757
Other operating income		153,215	216,554
Raw materials and consumables used		(3,006,774)	(3,186,540)
Employee benefit expenses		(656,970)	(577,196)
Depreciation, amortization and impairment charges	8 and 9	(368,531)	(391,203)
Other operating expenses		(709,087)	(839,970)

Operating profit		702,168	469,163

Financial income	19	32,069	58,618
Financial expense	19	(616,859)	(448,060)
Net exchange differences		9,255	(2,537)
Other financial income/(expense), net	19	(111,576)	(26,721)

Financial expense, net		(687,111)	(418,700)

Share of profit (loss) of associates carried under the equity method		4,388	(3,472)

Profit (loss) before income tax		19,445	46,991

Income tax benefit	20	72,710	43,410

Profit for the year from continuing operations		92,155	90,401

Profit (loss) from discontinued operations, net of tax	7	—	(595)

Profit for the year		92,155	89,806

Profit attributable to non-controlling interests		8,197	(17,043)

Profit for the year attributable to the parent company		100,352	72,763

Weighted average number of ordinary shares outstanding (thousands)		833,868	538,063
Basic earnings per share from continuing operations (€ per share)		0.11	0.17

Basic earnings per share attributable to the parent company (€ per share)	22	0.11	0.17

Weighted average number of ordinary shares affecting the diluted earnings per share (thousands)		853,919	558,058
Diluted earnings per share from continuing operations (€ per share)		0.11	0.16

Diluted earnings per share attributable to the parent company (€ per share)	22	0.11	0.16

(1) Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements

ABENGOA

Consolidated condensed interim financial statements

Consolidated statements of comprehensive income for the nine month periods ended September 30, 2014 and 2013

- Amounts in thousand of euros -

	Nine-months ended
	09/30/2014	09/30/2013

Profit for the period	92,155	89,806

Items that may be subject to transfer to income statement:

Change in fair value of available for sale financial assets	120	(222)
Change in fair value of cash flow hedges	(153,482)	75,618
Currency translation differences	194,702	(262,299)
Tax effect	41,038	(22,403)
Other movements	—	(6,292)

Net income/(expenses) recognized directly in equity	82,378	(215,598)

Cash flow hedges	21,058	71,302
Tax effect	(6,317)	(21,391)

Transfers to income statement for the period	14,741	49,911

Other comprehensive income	97,119	(165,687)

Total comprehensive income for the period	189,274	(75,881)

Total comprehensive income attributable to non-controlling interest	(40,377)	24,397

Total comprehensive income attributable to the parent company	148,897	(51,484)

Total comprehensive income attributable to the parent company from continuining operations	148,897	(50,127)
Total comprehensive income attributable to the parent company from discontinued operations	—	(1,357)

ABENGOA

Consolidated condensed interim financial statements

Consolidated statements of changes in equity for the nine month periods ended September 30, 2014 and 2013

- Amounts in thousands of euros -

	Attributable to the Owners of the Company
	Share capital	Parent company and other reserves	Accumulated currency transaltion differences	Retained earnings	Total	Non-controlling interest	Total equity

Balance at December 31, 2012	90,144	348,140	(167,380)	847,251	1,118,155	742,208	1,860,363

Profit for the period after taxes	—	—	—	72,763	72,763	17,043	89,806

Change in fair value of available for sale financial assets	—	(256)	—	—	(256)	34	(222)
Change in fair value of cash flow hedges	—	146,381	—	—	146,381	539	146,920
Currency transalation differences	—	—	(220,395)	—	(220,395)	(41,904)	(262,299)
Tax effect	—	(43,685)	—	—	(43,685)	(109)	(43,794)
Other movements	—	(6,292)	—	—	(6,292)	—	(6,292)
Other comprehensive income (loss)	—	96,148	(220,395)	—	(124,247)	(41,440)	(165,687)

Total comprehensive income (loss)	—	96,148	(220,395)	72,763	(51,484)	(24,397)	(75,881)

Treasury shares	—	(84,118)	—	—	(84,118)	—	(84,118)
Capital decrease	(1,072)	1,072	—	—	—	—	—
Distribution of 2012 profit	—	76,755	—	(115,496)	(38,741)	—	(38,741)
Transactions with owners	(1,072)	(6,291)	—	(115,496)	(122,859)	—	(122,859)

Acquisitions	—	—	—	1,783	1,783	(9,490)	(7,707)
Capital increase in subsidiaries with non-controlling interest	—	—	—	—	—	36,617	36,617
Scope variations and other movements	—	—	—	22,788	22,788	(5,381)	17,407
Scope variations, acquisitions and other movements	—	—	—	24,571	24,571	21,746	46,317

Balance at September 30, 2013	89,072	437,997	(387,775)	829,089	968,383	739,557	1,707,940

Balance at December 31, 2013	91,857	959,454	(582,835)	852,378	1,320,854	572,149	1,893,003

Profit for the period after taxes	—	—	—	100,352	100,352	(8,197)	92,155

Change in fair value of available for sale financial assets	—	123	—	—	123	(3)	120
Change in fair value of cash flow hedges	—	(132,576)	—	—	(132,576)	152	(132,424)
Currency transalation differences	—		146,201	—	146,201	48,501	194,702
Tax effect	—	34,797	—	—	34,797	(76)	34,721
Other comprehensive income (loss)	—	(97,656)	146,201	—	48,545	48,574	97,119

Total comprehensive income (loss)	—	(97,656)	146,201	100,352	148,897	40,377	189,274

Treasury shares	—	(478)	—	—	(478)	—	(478)
Capital increase	952	(2,266)	—	—	(1,314)	—	(1,314)
Capital decrease	(816)	809	—	—	(7)	—	(7)
Distribution of 2013 profit	—	154,963	—	(194,020)	(39,057)	—	(39,057)
Transactions with owners	136	153,028	—	(194,020)	(40,856)	—	(40,856)

Acquisitions	—	—	—	(29,318)	(29,318)	—	(29,318)
Capital increase in subsidiaries from minority interest	—	—	—	86,070	86,070	580,441	666,511
Change in conditions of conversion option in convertible bonds	—	62,894	—		62,894	—	62,894
Scope variations and other movements	—	—	—	(2,440)	(2,440)	(14,903)	(17,343)
Scope variations, acquisitions and other movements	—	62,894	—	54,312	117,206	565,538	682,744

Balance at September 30, 2014	91,993	1,077,720	(436,634)	813,022	1,546,101	1,178,064	2,724,165

Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements

ABENGOA

Consolidated condensed interim financial statements

Consolidated condensed cash flow statements for the nine month periods ended September 30, 2014 and 2013

- Amounts in thousands of euros -

		Nine-months ended
	Note (1)	09/30/2014	09/30/2013

I. Profit for the period from continuing operations		92,155	90,401

Non-monetary adjustments		779,032	605,482

II. Profit for the period from continuing operations adjusted by non monetary items		871,187	695,883

III. Variations in working capital and discontinued operations		(821,325)	(117,267)

Income tax received (paid)		2,496	11,701
Interest paid		(555,360)	(367,804)
Interest received		17,272	28,265
Discontinued operations		—	34,539

A. Net cash provided by operating activities		(485,730)	285,317

Intangible assets and property, plant & equipment	5	(1,302,232)	(1,185,568)
Other (investments) and disinvestments		(397,301)	52,567
Discontinued operations		—	(27,848)

B. Net cash used in investing activities		(1,699,533)	(1,160,849)

Initial Public Offering of subsidiaries	6.2	611,036	—
Other disposals and repayments		1,527,019	687,687

C. Net cash provided by financing activities		2,138,055	687,687

Net increase/(decrease) in cash and cash equivalents		(47,208)	(187,845)

Cash, cash equivalents and bank overdrafts at beginning of the period		2,951,683	2,413,183
Transaltion differences cash or cash equivalent		67,919	(61,019)
Assets held for sale		(1,179)	—
Discontinued operations		—	(76,368)

Cash and cash equivalents at end of the period		2,971,215	2,087,951

(1) Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements

Notes to the Consolidated Condensed Interim Financial Statements for the nine month period ended September 30, 2014

Note 1.-  General information

Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of the nine month period ended September 30, 2014, included 650 companies: the parent company itself, 603 subsidiaries, 20 associates and 26 joint ventures.

Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation (‘S.A.’ in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar nº 1, 41014 Seville.

Abengoa’s shares are represented by class A and B shares which are listed on the Madrid and Barcelona Stock Exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 because of the capital increase carried out in October 2013. The Company presents mandatory financial information quarterly and semiannually.

Following the initial public offering of our subsidiary Abengoa Yield (see Note 6.2), on which Abengoa currently holds a 64.28% interest, Abengoa Yield’s shares are also listed in the NASDAQ Global Select Market from June 13, 2014.

Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage.

Abengoa`s activity and the internal and external management information are organized under the following three activities:

•             Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of thermo-solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

•             Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes Abengoa Yield, the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible.

•            Industrial production: covers Abengoa’s businesses with a commodity component, such as biofuels and industrial waste recycling (until the sale of shareholding in Befesa Medio Ambiente, S.L.U. (Befesa), see Note 7.3). The Company holds an important leadership position in these activities in the geographical markets in which it operates.

The Consolidated Condensed Interim Financial Statements for the period ended on September 30, 2014 were formulated on November 13, 2014.

Translation of financial statements originally issued in Spanish and prepared in accordance with International Financial Reporting Standards adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Note 2.-  Basis of presentation

The Group’s consolidated financial statements corresponding to the fiscal year ended December 31, 2013 were prepared by the Directors of the Company in accordance with International Financial Reporting Standards adopted by the European Union, applying the principles of consolidation, accounting policies and valuation criteria described in Note 2 of the notes to the aforementioned consolidated financial statements, so that they present the Group’s equity and financial position as of December 31, 2013 and the consolidated results of its operations, the changes in the consolidated net equity and the consolidated cash flows for the financial year ending on that date.

The Group’s consolidated financial statements corresponding to the 2013 financial year were approved by the General Shareholders’ Meeting of the Parent Company held on April 6, 2014.

These Consolidated Condensed Interim Financial Statements are presented in accordance with IAS 34, ‘Financial Reporting’ approved by the European Union.

These Consolidated Condensed Interim Financial Statements have been prepared based on the accounting records of Abengoa and the subsidiary companies which are part of the Group, and include the adjustments and re-classifications necessary to achieve uniformity between the accounting and presentation criteria followed by all the companies of the Group (in all cases, in accordance with local regulations) and those applied by Abengoa, S.A. for the purpose of preparing consolidated financial statements.

In accordance with IAS 34, financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Group, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine month period ended September 30, 2014 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2013. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards as issued by the EU.

In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Abengoa’s consolidated financial statements for the year ended December 31, 2013.

Given the activities in which the companies of the Group engage, their transactions are not of a cyclical or seasonal nature. For this reason, specific breakdowns are not included in these explanatory notes to the Consolidated Condensed Interim Financial Statements corresponding to the nine month period ending on September 30, 2014.

In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, the Group, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements.

The amounts included within the documents comprising the Consolidated Condensed Interim Financial Statements (Consolidated Condensed Statement of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Condensed Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of Euros (€).

Unless otherwise stated, any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership.

2.1.                            Application of new accounting standards

a)        Standards, interpretations and amendments effective from January 1, 2014 under IFRS-EU, applied by the Group:

•             IAS 32 (Amendment) ‘Offsetting of financial assets and financial liabilities’. The IAS 32 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and under the IFRS approved by the International Accounting Standards Board, hereinafter IFRS-IASB, and is to be applied retroactively.

•             IAS 36 (Amendment) ‘Recoverable Amount Disclosures for Non-Financial Assets’. The IAS 36 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

•             IAS 39 (Amendment) ‘Novation of Derivatives and Continuation of Hedge Accounting’. The IAS 39 amendment is for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

The applications of these amendments have not had any material impact on these Consolidated Condensed Interim Financial Statements.

b)        In preparing these Consolidated Condensed Interim Financial Statements as of September 30, 2014, the Group has applied the following new standards and amendments that came into effect on January 1, 2014 under IFRS-IASB, and which have been applied early under IFRS-EU:

•             IFRIC 21 (Interpretation) “Levies”. The IFRIC 21 is mandatory for periods beginning on or after January 1, 2014 under IFRS-IASB and for periods beginning on or after June 17, 2014 under IFRS — EU.

The amendments and interpretations effective from January 1, 2014 have not had any significant impact on these Consolidated Condensed Interim Financial Statements.

c)         Standards, interpretations and amendments published by the IASB that will be effective for periods after September 30, 2014:

•             Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-IASB and have not yet been adopted by the EU.

•             IFRS 9 ‘Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU.

•             IFRS 15 ‘Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017. Earlier application is permitted. IFRS 15 has not yet been adopted by the EU.

•             IAS 16 (Amendment) ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU.

•             IFRS 11 (Amendment) ‘Joint Arrangements’ This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU.

The Group is currently in the process of evaluating the impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after September 30, 2014.

Note 3.- Critical accounting policies

The Accounting Policies followed in these Consolidated Condensed Interim Financial Statements are consistent with those established in Abengoa’s Consolidated Financial Statements as of December 31, 2013 which are described in Note 2 to such Consolidated Financial Statements.

In Abengoa’s Consolidated Condensed Interim Financial Statements corresponding to the nine month period ended September 30, 2014 estimates and assumptions have been made by the Management of the Group and the Management of the consolidated subsidiaries (and subsequently verified by their Directors), in order to quantify some of the assets, liabilities, income, expenses and commitments recorded therein.

The most critical accounting policies that involve estimations are as follows:

•             Impairment of intangible assets and goodwill.

•             Revenue from construction contracts.

•             Concession agreements.

•             Income taxes and recoverable amount of deferred tax assets.

•             Derivatives and hedging.

A full description of the above mentioned critical accounting estimates and judgments is provided in Note 3 to the Abengoa’s Consolidated Financial Statements as of December 31, 2013.

Although these estimates and assumptions are made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, in the Consolidated Income Statement of the year in which the change occurs. During the first nine months of 2014, in opinion of the Directors there were no significant changes to the estimates made at the end of 2013.

Note 4.-  Financial risk management

Abengoa’s activities undertaken through its operating segments are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company.

Additionally, the sources of finance are diversified, in an attempt to prevent concentrations that may affect our liquidity risk.

Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses.

In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 4 to Abengoa’s Consolidated Financial Statements as of December 31, 2013.

Note 5.-  Financial information by segment

5.1.                            Information by business segment

As indicated in Note 1, Abengoa’s activity is grouped under the following three activities which are in turn composed of seven operating segments (eight operating segments until the sale our stake in Befesa, see Note 7.3).

•             Engineering and construction; includes our traditional engineering business in the energy and water sectors, with more than 70 years of experience in the market as well as the development of solar technology. Since the beginning of 2014, this activity comprises one operating segment Engineering and Construction (previously, the operating segment of Technology and Others was also included. Since 2014, it is included in the operating segment of Engineering and Construction, in accordance with IFRS 8 “Operating Segment”). Abengoa specializes in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. In addition, this segment includes activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops.

•             Concession-type infrastructures; groups together the company’s proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity is included in the operating segment of Abengoa Yield (ABY), the operation of electric (solar, cogeneration or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible.

During June 2014, the Company listed one of its subsidiaries, Abengoa Yield Plc. in the US (ABY). ABY groups ten assets previously reported in different operating segments within the Concession-type infrastructures activity. As such, ABY has become a new operating segment within the activity of Concessions. Abengoa currently holds a 64.3% stake in ABY.

As a result, the Concession-type infrastructures activity currently comprises five operating segments:

•             Solar — Operation and maintenance of solar energy plants, mainly using thermo-solar technology.

•             Transmission — Operation and maintenance of high-voltage transmission power line infrastructures.

•             Water — Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants.

•             Cogeneration and other — Operation and maintenance of conventional cogeneration electricity plants.

•             Abengoa Yield — Management, ownership and acquisition of renewable energy, conventional power, electric transmission lines and other concession-type revenue-generating assets. Currently Abengoa Yield owns and manages 10 concessional assets and has a right of first offer on any proposed sale from Abengoa over certain assets.

•             Industrial production; covers Abengoa’s businesses with a commodity component, such as biofuels (industrial waste recycling was part of this activity until the sale of our stake in Befesa, at the end of 2013, see Note 7.3). The company holds an important leadership position in these activities in the geographical markets in which it operates.

This activity is comprised of one operating segment:

•     Biofuels — Production and development of biofuels, mainly bioethanol for transport, which uses cellulosic plant fiber, cereals, sugar cane and oil seeds (soya, rape and palm) as raw materials.

Prior period segment financial information has been restated to conform to the new structure, according to IFRS 8 “Operating Segments”.

Abengoa’s Chief Operating Decision Maker (‘CODM’) assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most investments in assets are held at project companies which are financed through non-recourse project finance. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges.

The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the non-recourse financing for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment’s performance.

a)        The following table shows the Segment Revenues and EBITDA for the nine month period ended September 30, 2014 and 2013:

	Revenue		Ebitda
	For the nine months ended		For the nine months ended
Item	09.30.14	09.30.13	09.30.14	09.30.13
Engineering and construction
Engineering and construction	3,089,680	3,253,446	503,710	524,299
Total	3,089,680	3,253,446	503,710	524,299

Concession-type infrastructure
Solar	265,732	210,229	182,067	137,674
Water	31,123	30,561	20,249	22,110
Transmission lines	51,009	40,088	32,949	26,573
Cogeneration and other	22,325	35,939	3,712	5,504
Abengoa Yield	199,021	95,658	163,688	63,345
Total	569,210	412,475	402,665	255,206

Industrial production
Biofuels	1,577,876	1,566,840	164,324	80,861
Total	1,577,876	1,566,840	164,324	80,861

Total	5,236,766	5,232,761	1,070,699	860,366

The reconciliation of segment EBITDA with the profit attributable to owners of the parent company is as follows:

	For the nine months ended	For the nine months ended
Line	09.30.14	09.30.13
Total segment EBITDA	1,070,699	860,366
Amortization and depreciation	(368,531)	(391,203)
Financial expenses net	(687,111)	(418,700)
Share in profits/ (losses) of associates	4,388	(3,472)
Income tax expense	72,710	43,410
Profit (loss) from discontinued operations, net of tax	—	(595)
Profit attributable to non-controlling interests	8,197	(17,043)
Profit attributable to the parent company	100,352	72,763

b)        The long term assets and liabilities by Segment as of September 30, 2014 and December 31, 2013 are as follows:

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 09.30.14
Assets allocated
Intangible assets	358,650	289	—	5,078	2,624	—	481,072	847,713
Property plant and equipment	264,647	23,234	—	—	5,408	—	986,377	1,279,666
Fixed assets in projects	—	3,034,054	2,355,486	504,683	943,452	3,402,909	1,023,868	11,264,452
Current financial investments	782,085	177,399	25,284	315	4	190,672	103,521	1,279,280
Cash and cash equivalents	1,750,146	225,209	32,787	19,828	17,926	193,393	731,926	2,971,215
Subtotal allocated	3,155,528	3,460,185	2,413,557	529,904	969,414	3,786,974	3,326,764	17,642,326
Unallocated assets
Non-current and associated financ. invest.	—	—	—	—	—	—	—	1,838,376
Deferred tax assets	—	—	—	—	—	—	—	1,435,935
Other current assets	—	—	—	—	—	—	—	2,542,053
Assets held for sale	—	—	—	—	—	—	—	372,919
Subtotal unallocated	—	—	—	—	—	—	—	6,189,283
Total Assets	—	—	—	—	—	—	—	23,831,609

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 09.30.14
Liabilities allocated
L-T and S-T corpor. financing	1,738,014	1,293,020	358,378	—	108,581	—	2,730,641	6,228,634
L-T and S-T non rec. financing	172,321	2,101,495	1,713,281	492,817	281,504	1,962,523	457,816	7,181,757
L-T and S-T lease liabilities	15,093	—	—	—	—	—	20,504	35,597
Subtotal allocated	1,925,428	3,394,515	2,071,659	492,817	390,085	1,962,523	3,208,961	13,445,988
Unallocated liabilities
L-T Other loans and borrowings	—	—	—	—	—	—	—	122,086
L-T grants and other liabilities	—	—	—	—	—	—	—	968,991
Provisions and contingencies	—	—	—	—	—	—	—	93,288
L-T derivative financial instruments	—	—	—	—	—	—	—	395,050
Deferred tax liabilities	—	—	—	—	—	—	—	372,058
L-T personnel liabilities	—	—	—	—	—	—	—	48,743
Other current liabilities	—	—	—	—	—	—	—	5,370,171
Liabilities held for sale	—	—	—	—	—	—	—	291,069
Subtotal unallocated	—	—	—	—	—	—	—	7,661,456
Total liabilities	—	—	—	—	—	—	—	21,107,444
Equity unallocated	—	—	—	—	—	—	—	2,724,165
Total liabilities and equity unallocated	—	—	—	—	—	—	—	10,385,621
Total liabilities and equity	—	—	—	—	—	—	—	23,831,609

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 12.31.13
Assets allocated
Intangible assets	378,464	496	—	5,078	2,451	—	455,622	842,111
Property plant and equipment	230,198	31,756	—	—	10,941	—	1,000,694	1,273,589
Fixed assets in projects	—	2,731,344	2,091,152	447,531	432,604	3,213,651	997,991	9,914,273
Current financial investments	574,399	17,297	82,284	9,923	34,638	129,949	77,339	925,829
Cash and cash equivalents	1,537,418	196,832	50,578	35,369	4,378	259,854	867,254	2,951,683
Subtotal allocated	2,720,479	2,977,725	2,224,014	497,901	485,012	3,603,454	3,398,900	15,907,485
Unallocated assets
Non-current and associated financ. invest.	—	—	—	—	—	—	—	1,596,912
Deferred tax assets	—	—	—	—	—	—	—	1,281,092
Other current assets	—	—	—	—	—	—	—	2,200,953
Assets held for sale	—	—	—	—	—	—	—	166,403
Subtotal unallocated	—	—	—	—	—	—	—	5,245,360
Total Assets	—	—	—	—	—	—	—	21,152,845

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 12.31.13
Liabilities allocated
L-T and S-T corpor. financing	1,588,500	1,137,763	112,812	—	2,536	—	2,648,987	5,490,598
L-T and S-T non rec. financing	160,463	1,895,616	1,254,289	218,302	221,870	2,103,058	467,352	6,320,950
L-T and S-T lease liabilities	19,247	—	—	—	—	—	20,791	40,038
Subtotal allocated	1,768,210	3,033,379	1,367,101	218,302	224,406	2,103,058	3,137,130	11,851,586
Unallocated liabilities
L-T Other loans and borrowings	—	—	—	—	—	—	—	123,773
L-T grants and other liabilities	—	—	—	—	—	—	—	646,188
Provisions and contingencies	—	—	—	—	—	—	—	87,550
L-T derivative financial instruments	—	—	—	—	—	—	—	266,802
Deferred tax liabilities	—	—	—	—	—	—	—	327,304
L-T personnel liabilities	—	—	—	—	—	—	—	29,789
Other current liabilities	—	—	—	—	—	—	—	5,805,581
Liabilities held for sale	—	—	—	—	—	—	—	121,269
Subtotal unallocated	—	—	—	—	—	—	—	7,408,256
Total liabilities	—	—	—	—	—	—	—	19,259,842
Equity unallocated	—	—	—	—	—	—	—	1,893,003
Total liabilities and equity unallocated	—	—	—	—	—	—	—	9,301,259
Total liabilities and equity	—	—	—	—	—	—	—	21,152,845

The criteria used to obtain the assets and liabilities per segment, are described as follows:

•             With the only objective of presenting liabilities by segment, Corporate Financing signed by Abengoa, S.A. and Abengoa Finance, S.A.U. has been allocated by segments (see Note 16), since its main purpose is to finance investments in projects and companies that needed to expand their businesses and lines of activity.

c)         Net Debt by segment as of September 30, 2014 and December 31, 2013 is as follows:

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 09.30.14
Bank debt and current/non-curr. bond	1,738,014	1,293,020	358,378	—	108,581	—	2,730,641	6,228,634
L-T and S-T non rec. financing	172,321	2,101,495	1,713,281	492,817	281,504	1,962,523	457,816	7,181,757
Obligat. under curr./non-curr. financial lease	15,093	—	—	—	—	—	20,504	35,597
Current financial investments	(782,085)	(177,399)	(25,284)	(315)	(4)	(190,672)	(103,521)	(1,279,280)
Cash and cash equivalents	(1,750,146)	(225,209)	(32,787)	(19,828)	(17,926)	(193,393)	(731,926)	(2,971,215)
Total net debt (cash)	(606,803)	2,991,907	2,013,588	472,674	372,155	1,578,458	2,373,514	9,195,493

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 12.31.13
Bank debt and current/non-curr. bond	1,588,500	1,137,763	112,812	—	2,536	—	2,648,987	5,490,598
L-T and S-T non rec. financing	160,463	1,895,616	1,254,289	218,302	221,870	2,103,058	467,352	6,320,950
Obligat. under curr./non-curr. financial lease	19,247	—	—	—	—	—	20,791	40,038
Current financial investments	(574,399)	(17,297)	(82,284)	(9,923)	(34,638)	(129,949)	(77,339)	(925,829)
Cash and cash equivalents	(1,537,418)	(196,832)	(50,578)	(35,369)	(4,378)	(259,854)	(867,254)	(2,951,683)
Total net debt (cash)	(343,607)	2,819,250	1,234,239	173,010	185,390	1,713,255	2,192,537	7,974,074

In order to obtain Net Debt, by segment:

1.         With the only objective of presenting liabilities by segment, Corporate Financing signed by Abengoa, S.A. and Abengoa Finance, S.A.U. has been allocated by operating segment (see Note 16), since its main purpose is to finance investments in projects and companies that needed to expand their businesses and lines of activity.

2.         Short-term financial investments and Cash and cash equivalents are presented reducing debt, since both items are considered highly liquid, even though short-term financial investments do not fulfill all the conditions to be classified as cash and cash equivalents.

d)        The Capex by segments for the nine month period ended September 30, 2014 and 2013 is as follows:

	For the nine months ended	For the nine months ended
Item	09.30.14	09.30.13
Engineering and construction
Engineering and construction	74,435	83,114
Total	74,435	83,114

Concession-type infraestructure
Solar	359,315	316,345
Water	35,349	65,266
Transmission lines	312,623	369,412
Cogeneration and other	401,648	95,687
Yieldco	27,589	204,116
Total	1,136,524	1,050,826

Industrial production
Biofuels	91,273	51,628
Total	91,273	51,628

Total	1,302,232	1,185,568

e)         The distribution of depreciation, amortization and impairment charges by segments for the nine month period ended September 30, 2014 and 2013 is as follows:

	For the nine months ended	For the nine months ended
Item	09.30.14	09.30.13
Engineering and construction
Engineering and construction	54,517	135,375
Total	54,517	135,375

Concession-type infraestructure
Solar	69,498	67,140
Water	2,813	6,768
Transmission lines	21,535	16,155
Cogeneration and other	15,257	9,019
Yieldco	64,213	32,728
Total	173,316	131,810

Industrial production
Biofuels	140,698	124,018
Total	140,698	124,018

Total	368,531	391,203

5.2.         Information by geographic areas

The revenue distribution by geographical region for the nine month period ended September 30, 2014 and 2013 is as follows:

	For the nine months ended		For the nine months ended
Geographical region	09.30.14%		09.30.13%
- North America	1,894,164	36.2	1,935,804	37.0
- Latin America (except Brazil and Mexico)	766,440	14.6	526,450	10.1
- Brazil	514,928	9.8	530,880	10.1
- Europe (except Spain)	658,927	12.6	628,715	12.1
- Other regions	561,124	10.7	645,991	12.3
- Spain	841,183	16.1	964,921	18.4
Consolidated Total	5,236,766	100.0	5,232,761	100.0
Outside Spain amount	4,395,583	83.9	4,267,840	81.6
Spain amount	841,183	16.1	964,921	18.4

In the nine month period ended September 30, 2013 we reported results from Mexico as part of Latin America. In the nine month period ended September 30, 2014, in order to better reflect the geographical segmentation of our business we included results from Mexico in the North America segment. The information by geographic areas for the period ended September 30, 2013 has been presented according to the new geographic segmentation.

Note 6.-  Changes in the composition of the group

6.1.         Changes in the consolidation group

During the nine month period ended September 30, 2014, 79 subsidiaries, 2 associates and 3 joint ventures were added to the consolidation perimeter of the group. In addition, 10 subsidiaries, 1 associate and 1 joint venture were no longer included in the consolidation group. These changes did not have a significant impact on these Consolidated Condensed Interim Financial Statements.

6.2.         Initial Public Offering of Abengoa Yield Plc.

On June 18, 2014 Abengoa Yield Plc. (“Abengoa Yield”), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares, including the exercise in full of the option to purchase additional shares to cover over-allotment by the underwriters of the initial public offering (“greenshoe option”). These shares were offered at a price of US$29 per share for total gross proceeds of US$828.7 million (€611.0 million) before fees and all the expenses related to the initial public offering.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Abengoa Yield is a dividend growth-oriented company formed to serve as the primary vehicle through which Abengoa will own, manage and acquire renewable energy, conventional power and electric transmission lines and other contracted revenue-generating assets, initially focused on North America and South America, as well as Europe.

Abengoa Yield Limited was incorporated on December 17, 2013. On March 17, 2014, the General Shareholders Meeting approved its conversion to Plc, with effect on March 19, 2014. Prior to the closing of the offering, Abengoa has contributed to Abengoa Yield ten concessional assets, certain holding companies and a preferred equity investment in ACBH (a subsidiary of Abengoa engaged in the development, construction and management of transmission lines in Brazil). In exchange for this asset transfer, Abengoa has received a 64.28% interest in Abengoa Yield and US$779.8 million (€575.0 million) in cash, corresponding to the net proceeds of the initial public offering after deducting underwriting fees and all the expenses related to the initial public offering.

As a result of the Initial Public Offering, Abengoa has recorded Non-controlling interest amounting to €488.9 million, corresponding to the book value of the 35.72% stake in Abengoa Yield sold and an impact in Equity amounting to €86 million, for the difference between the net proceeds and the book value of the net assets transferred.

6.3.         Main acquisitions and disposals

a)        Acquisitions

There were no significant acquisitions during the nine month period ended September 30, 2014.

b)        Disposals

•             On May 2, 2013 the Company signed an agreement with Corning Incorporated to sell its Brazilian subsidiary, Bargoa S.A., a company which manufactures telecommunications components. The transaction price was set at US$80 million. This sale brought Abengoa a cash inflow of US$50 million and generated an after-tax profit of €29 million.

•             On June 13, 2013 Abengoa signed a strategic agreement with the European private equity fund, Triton Partners (Triton), to sell 100% of Befesa Medio Ambiente, S.L.U. Note 7 on Discontinued operations and Non-current assets held for sale gives further details on this transaction.

6.4.        Business combinations

During the nine month period ended September 30, 2014, no significant business combinations were carried out by the Group.

Regarding 2013, on October 13, 2013, Arizona Solar One, LLC, the Company that holds the assets in Solana thermo-solar plant in the United States, which was recorded under the equity method during its construction period, entered into operation and started to be fully consolidated once control over this company was gained.

The Company reassesses whether or not it controls an investee when facts and circumstances indicate that there are changes to the elements that determine control (power over the investee, exposition to variable returns of the investee and ability to use its power to affect its returns). The Company concluded that during the construction phase of Solana plant all the relevant decisions were subject to the control and approval of the Administration. As a result, the Company did not have control over these assets during the construction period. IFRS 10 (B80) establishes that control requires a continuous assessment and that the Company shall reassess if it controls the investee if facts and circumstances indicate that there are changes to the elements of control. Once the project entered into operation, the decision making process changed, the investee was controlled and it started to be fully consolidated.

This business combination was recorded in accordance with IFRS 3 ‘Business combinations’ with no material impact in the Consolidated Income Statement.

The amount of assets and liabilities consolidated is shown in the following table:

As of October 13, 2013
Non-current assets	1,522,152
Current assets	7,774
Non-current and current liabilities	(1,117,349)
Net Investment	(412,577)
Total	—

Note 7.-  Discontinued operations and Non-current assets held for sale

7.1.         Assets held for sale -shares in BCTA Qingdao, S.L.

As of December 31, 2013 and September 30, 2014, the Company is in a process of negotiations to sell its 92.6% interest in Qingdao BCTA Desalination Co., Ltd. (‘Qingdao’), a desalination plant in China. Given that as of that date the subsidiary is available for immediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Qingdao as held for sale in the Consolidated Statement of Financial Position both as of December 31, 2013 and September 30, 2014. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The expected cash proceeds will be approximately €50.1 million. As of September 30, 2014, the agreement is subject to certain closing conditions.

As of September 30, 2014 and December 31, 2013, the breakdown of the assets and liabilities classified as Held for Sale, are as follows:

	Balance as of 09.30.14	Balance as of 12.31.13
Assets
Fixed assets in projects (project finance)	146,748	138,067
Financial investments	8	16
Deferred tax assets	463	432
Current assets	49,632	27,888
Total assets	196,851	166,403
Liabilities
Long-term non-recourse project financing	99,332	95,460
Current liabilities	38,816	25,809
Total liabilities	138,148	121,269

7.2.         Assets held for sale -shares in Linha Verde Transmissora de Energía S.A.

The Company has signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energía S.A. (“Linha Verde”), a company with a concession of an electric transmission line in Brazil which is currently in pre-operational stage. As of September 30, 2014, the sale is subject to the closing conditions customary for the sale of these types of assets.

Given that as of that date the subsidiary is available for immediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Linha Verde as held for sale in the Consolidated Statement of Financial Position as of September 30, 2014. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The expected cash proceeds will be approximately 40 million Brazilian real (approximately €12.9 million).

As of September 30, 2014, the breakdown of the assets and liabilities classified as Held for Sale, are as follows:

Balance as of 09.30.14
Asstes
Fixed assets in projects (project finance)	169,981
Deferred tax assets	867
Current assets	5,220
Total assets	176,068
Liabilities
Long-term non-recourse project financing	120,991
Current liabilities	31,930
Total liabilities	152,921

7.3.         Sale of shares in Befesa Medio Ambiente, S.L.U.

On June 13, 2013 the Company reached an exclusive agreement with certain investment funds managed by Triton Partners to wholly transfer Abengoa’s shareholding in Befesa Medio Ambiente, S.L.U. The agreed sale price was €1,075 million (considering the net debt adjustments, total consideration to Abengoa amounts to €620 million). The sale of this shareholding involved a cash deposit of €331 million. The balance of the agreed payment, to complete the aforementioned figure of €620 million, consisted of a deferred payment of €17 million (€15 million held as a deposit until ongoing litigations are resolved and two million Euros in long-term receivables from a client of Befesa Medioambiente), a credit note of €48 million to mature in five years and a deferred payment of €225 million through a convertible loan with 15 years maturity and subject to two extension options of five years each at the discretion of the venture capital fund. The loan’s principal shall be settled with a single repayment at maturity and accrues interest at the 6-month Euribor, plus a 6% spread, with an option for the fund to capitalize or pay interest at the end of each accrual period. Certain triggering events, which include Befesa’s insolvency, a maximum net debt/EBITDA ratio of 8.0 throughout the life of the convertible loan, and failure to meet certain financial objectives in the last three years of the 15-year loan (minimum expected operating cash flow, minimum cash coverage ratio of 1.3) would result in the automatic conversion of the loan into 14.06% of Befesa’s shares.

The sale transaction generated a gain of €0.4 million in the ‘Results for the year from discontinued operations, net of taxes’ in the Consolidated Income Statement for the year 2013.

Taking into account the significance that the activities carried out by Befesa had for Abengoa, the sale of this shareholding was considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’.

In accordance with this standard, the Consolidated Income Statement for the nine month period ended September 30, 2013, which is included for comparison purposes in Abengoa’s Consolidated Interim Financial Statements for the nine month period ended September 30, 2014 includes the results generated by Befesa under a single heading, for the activities which are now considered discontinued.

Below is the breakdown of the Consolidated Income Statement related to Befesa for the nine month period ended September 30, 2013:

For the nine months ended
09.30.13
Revenue	317,517
Other operating income	5,051
Operating expenses	(316,479)
I. Operating profit	6,089
II. Financial expense, net	(18,623)
III. Share of profit/(loss) of associates carried under the equity method	138
IV. Profit before income tax	(12,396)
V. Income tax benefit	12,454
VI. Profit for the period from continuing operations	58
VII. Profit attributable to non-controlling interests	(653)
VIII. Profit for the period attributable to the Parent Company	(595)

Note 8.-  Intangible assets and property, plant & equipment

8.1.                           The detail of the main categories included in Intangible assets as of September 30, 2014 and December 31, 2013 is as follows:

	Goodwill	Development assets	Other	Total
Intangible assets cost	498,609	345,855	261,346	1,105,810
Amortization and impairment	—	(178,758)	(79,339)	(258,097)
Total as of September 30, 2014	498,609	167,097	182,007	847,713

	Goodwill	Development assets	Other	Total
Intangible assets cost	476,059	311,444	273,285	1,060,788
Amortization and impairment	—	(146,651)	(72,026)	(218,677)
Total as of December 31, 2013	476,059	164,793	201,259	842,111

8.2.                           The detail of main categories included in Property, plant and equipment as of September 30, 2014 and December 31, 2013 is as follows:

	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	509,933	1,284,858	57,742	100,687	1,953,220
Depreciation and impairment	(112,905)	(492,693)	—	(67,956)	(673,554)
Total as of September 30, 2014	397,028	792,165	57,742	32,731	1,279,666

	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	494,174	1,240,458	49,601	87,841	1,872,074
Depreciation and impairment	(109,286)	(418,111)	—	(71,088)	(598,485)
Total as of December 31, 2013	384,888	822,347	49,601	16,753	1,273,589

8.3.                           As of September 30, 2014, there was no impairment evidence in our tangible or intangible assets with an indefinite useful life.

Note 9.-  Fixed assets in projects (project finance)

There are several companies which engage in the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements which are financed through non-recourse financing.

9.1.                           The detail of the main categories included in Concession assets in projects as of September 30, 2014 and December 31, 2013 is as follows:

	Intangible and financial assets	Development assets	Total
Concession assets in projects cost	10,286,104	71,203	10,357,307
Amortization and impairment	(446,412)	(20,193)	(466,605)
Total as of September 30, 2014	9,839,692	51,010	9,890,702

	Intangible and financial assets	Development assets	Total
Concession assets in projects cost	8,819,361	71,204	8,890,565
Amortization and impairment	(299,488)	(17,834)	(317,322)
Total as of December 31, 2013	8,519,873	53,370	8,573,243

The increase in the cost of concession assets is primarily due to progress in developing infrastructure concessions projects, mainly cogeneration projects in México (€329 million); various transmission lines in Brazil and Peru (€331 million), and the thermo-solar plant in Chile (€326 million), as well as the effect of translation differences mainly caused by the appreciation of the U.S. dollar and Brazilian real with respect to the Euro.

As of September 30, 2014, concessional financial assets amount to €1,477,011 thousand (€729,611 thousand at December 31, 2013).

9.2.                           The detail of the main categories included in Other assets in projects as of September 30, 2014 and December 31, 2013 is as follows:

Cost	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	302,372	1,114,610	48,158	435,462	78,193	1,978,795
Depreciation and impairment	(98,853)	(282,130)	—	(198,199)	(25,863)	(605,045)
Total as of September 30, 2014	203,519	832,480	48,158	237,263	52,330	1,373,750

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	284,552	1,058,459	24,187	376,450	73,861	1,817,509
Depreciation and impairment	(84,166)	(231,517)	—	(139,101)	(21,695)	(476,479)
Total as of December 31, 2013	200,386	826,942	24,187	237,349	52,166	1,341,030

9.3.                            As part of the ongoing regulatory reform of the electricity sector developed in the Royal Decree 413/2014 approved on June 6, 2014, the Order IET/1045/2014 of June 16 was published on June 20 by the Government in the Official State Gazette (BOE), which defines the new payment system for certain electricity power plants based on renewable, cogeneration, and waste energies. The new regulations define the investment and operating reference values for thermo-solar plants (with tower technology and parabolic trough), photovoltaic and cogeneration plants. As a consequence, and after analyzing their potential impact, management has concluded that these modifications will have no negative impact on the information reflected.

Note 10.-  Financial investments

The detail of the main categories included in financial investment as of September 30, 2014 and December 31, 2013 is as follows:

	Balance as of 09.30.14	Balance as of 12.31.13
Available for sale financial assets	39,036	40,700
Other receivable accounts	623,638	674,183
Derivative assets	27,488	46,347
Total non-current financial investments	690,162	761,230

	Balance as of 09.30.14	Balance as of 12.31.13
Available for sale financial assets	6,593	9,507
Other receivable accounts	1,242,404	901,118
Derivative assets	30,283	15,204
Total current financial investments	1,279,280	925,829

Total financial investments	1,969,442	1,687,059

The most significant variations in non-current financial investments during the nine month period ended September 30, 2014 correspond mainly to the reclassification to current financial investments of deposits held as guarantee of short-term projects.

The most significant variations in current financial investments during the nine month period ended September 30, 2014 are due to the reclassification from non-current financial investments of deposits held as of guarantee of short-term projects and to the increase of some deposits as of guarantee of certain projects.

Note 11.-  Derivative financial instruments

The fair value of derivative financial instruments as of September 30, 2014 and December 31, 2013 is as follows:

	09.30.14		12.31.13
	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives — cash flow hedge	23,063	22,311	6,028	13,519
Interest rate derivatives — cash flow hedge	12,683	324,339	43,889	200,483
Interest rate derivatives — non-hedge accounting	—	31,495	—	14,765
Commodity derivatives — cash flow hedge	8,696	19,112	8,948	15,650
Embedded derivatives of convertible bonds and shares options (Note 16.3)	13,329	41,652	2,686	66,765
Total	57,771	438,909	61,551	311,182
Non-current part	27,488	395,050	46,347	266,802
Current part	30,283	43,859	15,204	44,380

Fair value of derivative assets decreased in the nine month period ended September 30, 2014 mainly due to the unfavorable evolution of hedging interest rate derivatives mainly due to a decrease in the fair value of interest rate options resulting from the expected decrease in the future interest rates. This decrease was partially offset by the increase in the fair value of exchange rate derivatives due to the favorable evolution of the U.S. dollar and an increase in the fair value of call options on Abengoa’s own shares that were signed to hedge the convertible notes, caused by an increase in the stock price of the shares of Abengoa, which is a principal factor in the fair value of the embedded derivatives and options.

The fair value of derivative liabilities increased in the nine month period ended September 30, 2014 due to the unfavorable evolution of hedging interest rate derivatives, mainly due to an adverse evolution on Euribor interest rate of swaps and interest rate options, and the unfavorable evolution of US dollar and Brazilian real on exchange rate hedges. Additionally, there has been a decrease due to the increase in the fair value of the derivative liabilities embedded in convertible notes maturing in 2017, partially offset by the maturity of the derivatives embedded in the 2014 convertible bonds and the reclassification to equity of the fair value of the embedded derivative of the convertible note due in 2019 because in 2014, the conversion option meets the definition of equity instrument (see Note 16.3).

The fair value amount recognized in the Consolidated Income Statement in the nine month period ended September 30, 2014 for the financial instruments derivatives designated as hedging instruments is a loss of €21,058 thousand (loss of €71,302 thousand in the nine month period ended September 30, 2013).

At the end of the nine month period ended September 30, 2014, the net amount of the fair value of derivatives recorded directly in the Consolidated Income Statement as a result of not meeting all the requirements of IAS39 to be designated as accounting hedges represented a loss of €17,440 thousand (loss of €8,098 thousand for the nine months ended September 30, 2013).

Note 12.-  Inventories

Inventories as of September 30, 2014 and December 31, 2013 are as follows:

Item	Balance as of 09.30.14	Balance as of 12.31.13
Goods for sale	11,702	15,817
Raw materials and other supplies	119,131	112,657
Work in progress and semi-finished products	1,103	1,160
Projects in progress	69,978	58,588
Finished products	101,755	64,582
Advance Payments to suppliers	40,742	78,177
Total	344,411	330,981

Note 13.-  Clients and other receivable accounts

The breakdown of Clients and Other Receivable Accounts as of September 30, 2014 and December 31, 2013 is as follows:

Item	Balance as of 09.30.14	Balance as of 12.31.13
Trade receivables	831,080	566,930
Unbilled revenues	530,152	488,883
Bad debt provisions	(75,015)	(64,047)
Tax receivables	712,028	640,567
Other debtors	199,397	237,639
Total	2,197,642	1,869,972

The fair value of Clients and other receivable accounts does not differ significantly from its carrying value.

Note 14.-  Share capital

As of September 30, 2014 the share capital amounts to €91,992,981.39 represented by two distinct classes of 839,769,720 shares completely subscribed and disbursed:

•            84,439,681 class A shares with a nominal value of 1 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights (‘Class A Shares’).

•             755,330,039 class B shares with a nominal value of 0.01 Euros each, all in the same class and series, each of which grants One (1) voting right and which afford its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company’s by laws (‘Class B Shares’ and, together with class A shares, ‘Shares with Voting Rights’).

In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages and the information received from relevant parties, shareholders with a significant holding as of September 30, 2014 are as follows:

Shareholders	Share %
Inversión Corporativa IC, S.A. (*)	51.52
Finarpisa, S.A. (*)	6.18

(*) Inversión Corporativa Group.

On October 17, 2013, we carried out a capital increase of 250,000,000 Class B shares and on October 29, 2013 we issued, as a result of the exercise of the option to purchase additional shares to cover over-allotment by the underwriters of the capital increase, 37,500,000 additional Class B shares (‘greenshoe’ option). The shares were offered at a price of €1.80 per share, for total gross proceeds, including shares sold pursuant to the greenshoe option, of €517.5 million.

Moreover, the controlling shareholder, Inversión Corporativa IC, S.A., subscribed 35,000,000 shares with an investment of €63 million, so that following the capital increase the Inversión Corporativa group held a 57.79% shareholding. As part of the capital increase, the company and Inversión Corporativa IC, S.A. agreed a lock-up clause for a period of 180 days under the standard terms for these types of transactions, which terminated on April 24, 2014.

Class A and B shares are listed on the Madrid and Barcelona Stock Exchange and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. The Company presents mandatory financial information on a quarterly and semiannual basis.

The new class B shares issued in the capital increased in 2013, are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares (with five Class B shares exchangeable for one American Depositary Share).

On September 30, 2012, the Extraordinary General Shareholders’ Meeting approved a capital increase of 430,450,152 class B shares with a nominal value of €0.01per share, charged to our freely available reserves, which were distributed for no consideration to all existing shareholders on the basis of four class B shares for each class A share or class B share which they hold. This General Shareholders’ Meeting approved a right of voluntary conversion for the class A shareholders to convert their class A shares with a nominal value of 1 Euro into class B shares with a nominal value of 0.01 Euros during pre-set windows until December 31, 2017. Following the exercise of this right, after each conversion window, a capital reduction has taken place and will take place, by reducing the par value of a number of converted class A shares by 0.99 euros per share, with a credit to restricted reserves.

As a result of the aforementioned capital conversions, following the completion of the eleventh conversion period as of October 15, 2014, the share capital amounts to €91,798,900.80 represented by two different classes of 839,769,720 shares completely subscribed and disbursed: 84,243,640 class A shares and 755,526,080 class B shares.

As of September 30, 2014 treasury stock amounted to 41,134,151 shares, which 5,501,168 are class A shares and 35,632,983 are class B shares.

Regarding the operations carried out during the period, the number of treasury stock purchased amounted to 9,305,524 class A shares and 91,720,705 class B shares and treasury stock transferred amounted to 9,187,252 class A shares and 90,914,133 class B shares, with a net decrease of €478 thousand recognized in equity.

The General Shareholders’ meeting held on April 6, 2014 approved a dividend of €0.111 per share, which totals €91,637 thousand, compared to €38,741 thousand in the previous year. On April 6, 2014, the Ordinary General Shareholders’ Meeting approved the paid-up capital increase with the purpose of implementing the payment of the dividend for the fiscal year 2013 means of a ‘scrip dividend’.

On July 23, 2014 the period for trading the free allotment rights corresponding to the aforementioned capital increase ended. During the period established for such purpose, the holders of 351,867,124 free allotment rights (52,193,313 of which corresponding to Class A shares and 299,673,811 corresponding to Class B shares) entitled to accept the irrevocable commitment to purchase the referred rights made by Abengoa have done so. As such, On 22 April 2014, Abengoa proceed to acquire such rights in the total gross amount of € 39,057 thousand.

Note 15.-  Non-recourse financing (project financing)

There are certain entities within the Group for which, in general, the main commercial purpose is the long-term development of integrated products which are financed through non-recourse project finance.

15.1.                    The detail of Non-recourse financing of both non-current and current liabilities as of September 30, 2014 and December 31, 2013 are as follows:

Non-recourse financing	Balance as of 09.30.14	Balance as of 12.31.13
Non-Current	6,480,387	5,736,151
Current	701,370	584,799
Total Non-recourse financing	7,181,757	6,320,950

During the nine month period ended September 30, 2014 non-recourse financing increased due to the non-recourse debt in process issued on September, 2014 (€500 million), to the new financing non-recourse debt in process obtained for the Zapotillo aqueduct project in Mexico (€238 million), to the new financing non-recourse debt in process obtained for the Solar project in Chile (€159 million), to the new financing non-recourse debt in process obtained for the cogeneration project in Mexico (€184 million), new non-recourse financing for smaller amounts for desalination, solar, bioenergy and transmission line projects (€129 million), and due to the exchange differences mainly as a result of the US dollar and Brazilian real appreciation against the euro (€269 million). Most significant decreases are the repayment of the Solana project non-recourse debt (€-324 million), the repayment of the non-recourse debt in process of the Bioethanol project in Brazil (€-33 million), the repayment of non-recourse debt in process of certain transmission line projects in Brazil (€-98 million), the repayment of non-recourse debt in process of the cogeneration project in Mexico (€-111 million) and the classification of Linha Verde assets and liabilities non-recourse debt as held for sale (€-115 million).

Non-recourse debt project financing includes certain financing with corporate guarantees whose purpose is bridge financing (normally with a term of 2-3 years or less) work performed during the early start and building phases of projects and whose cancelation will be done with the funds obtained in the financial closing of the non-recourse debt of the project (Project Finance).  If during the transitory period there is a risk of non-compliance with the debt repayment schedule necessary for the formalization of Project Finance (or of construction, which will ultimately require financing), the corresponding amount would be reclassified to elsewhere on the Consolidated Statement of Financial Position, depending upon the nature of the arrangement, typically being Corporate Financing.

As of September 30, 2014, the total amount of non-recourse debt in process was €1,592 million compared to €577 million on December 31, 2013 (see note 19.6 of the Consolidated Financial Statements as of December 31, 2013).

With respect to the non-recourse debt discussed above, note that on September 30, 2014 Abengoa Greenfield, S.A., subsidiary of Abengoa, S.A., completed the placement to qualified institutional investors of an ordinary bond (“Green Bonds”) for a nominal value equivalent to €500 million and with the following terms and conditions:

a)        The placement was for a nominal amount equivalent to €500 million, split into two tranches, one for €265 million and a second tranche for US$300 million, and maturing in 5 years.

b)        The bonds accrue a fixed interest, payable every six months, with a rate of 5.5% for the Euro tranche and 6.5% for the U.S. dollar tranche.

c)         The bonds are jointly guaranteed by certain group subsidiaries.

d)        The proceeds will be used to finance in whole or in part the development of renewable projects until the moment when long term third party project financing is obtained.

15.2.                    The repayment schedule for Non-recourse project financing, as of September 30, 2014 is as follows and is consistent with the projected cash flows of the related projects.

Rest 2014	Between January and September 2015	Between October and December 2015	2016	2017	2018	2019	Subsequents years
532,812	168,558	697,727	681,600	386,933	250,717	753,572	3,709,838

Note 16.-  Corporate financing

16.1.       The breakdown of the corporate financing as of September 30, 2014 and December 31, 2013 is as follows:

Non-current	Balance as of 09.30.14	Balance as of 12.31.13
Credit facilities with financial entities	1,841,178	1,959,339
Notes and bonds	2,923,299	2,638,083
Finance lease liabilities	26,142	27,093
Other loans and borrowings	100,293	110,630
Total non-current	4,890,912	4,735,145

Current	Balance as of 09.30.14	Balance as of 12.31.13
Credit facilities with financial entities	518,508	636,733
Notes and bonds	945,649	256,443
Finance lease liabilities	9,455	12,945
Other loans and borrowings	21,793	13,143
Total current	1,495,405	919,264

Total corporate financing	6,386,317	5,654,409

The increase during the nine month period ended September 30, 2014 in long term corporate financing was mainly produced by the issuance of €500 million in ordinary bonds due 2021, partially offset by the transfer to current liabilities of €300 million from the 2015 ordinary bonds. In short-term corporate financing on top of the above mentioned transfer the increase was also affected by the higher outstanding balance in the Euro Commercial Paper Program (ECP) subscribed by Abengoa with the Irish stock exchange and with a one year maturity, partially offset by the expected cancellation of the Forward Start Facility 2012 for an amount of €209 million.

16.2.       Credit facilities with financial entities

As of September 30, 2014 the debt repayment calendar is as set out in the following table:

	Rest 2014	Between January and September 2015	Between October and December 2015	2016	2017	2018	2019	Subsequent years	Total
Syndicated loan (*)	—	—	—	—	—	1,107,839	68,708	—	1,176,547
ICO financing	1,018	49,942	—	49,956	—	—	—	—	100,916
Abener Energia SA financing	31,994	72,896	43,645	37,373	37,678	50,442	30,835	54,885	359,748
Instalaciones Inabensa SA financing	26,248	42,622	25,373	70,985	58,217	51,689	40,920	5,913	321,967
Remaining loans and credits	131,431	162,357	34,904	14,500	13,967	12,990	9,723	20,636	400,508
Total	190,691	327,817	103,922	172,814	109,862	1,222,960	150,186	81,434	2,359,686

(*) Includes maturity calendar according to the new long term financing agreement signed on September 30, 2014.

To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a Corporate Net Debt/EBITDA financial ratio with the financial institutions.

Both ratios established by the new contract described below as well as its limits are identical to the previous ones (Net corporate debt / corporate EBITDA and a limit of 3.0 until December 30, 2014 and 2.5 from December 31, 2014). Additionally, there was no change to the above mentioned limits. As of September 30, 2014, Corporate Net Debt/corporate EBITDA financial ratio is 2.15.

On September 30, 2014 Abengoa, S.A. signed a long term revolving financing agreement for an amount of approximately €1,400 million and maturing in the end of 2019 split in two tranches:

•             Tranch A, of corporate financing for an amount of €700 million, to extend the maturity of the existing syndicated loan, and

•             Tranch B, of non-recourse financing in process for an amount of €700 million to fund the promotion, development and construction of concession projects until obtaining long term financing related to these projects.

The new financing extends the maturity of the existing debt in more than four years and reduces the financial cost (100 basis points until the end of the year and 125 basis points from 2015, with the possibility of further improvements in case of a company rating increase by the agencies). The interest until the end of the year will be approximately 3.01%.

On September 30, 2014 there has been no withdraws of the above mentioned facility. The new syndicated loan was drawdown on October 21, 2014.

16.3.       Notes and bonds

The table below shows the maturities of the existing notes as of September 30, 2014:

	Rest 2014	Between January and September 2015	Between October and December 2015	2016	2017	2018	2019	2020	2021
Convertible bonds Abengoa	—	—	—	—	250,000	—	400,000	—	—
Ordinary bonds Abengoa	—	300,000	—	500,000	512,861	550,000	—	355,058	500,000
Commercial paper Abengoa Mexico	—	43,171
Euro-Commercial Paper Programme (ECP) (*)	129,708	424,292	—	—	—	—	—	—	—
Total	129,708	767,463	—	500,000	762,861	550,000	400,000	355,058	500,000

(*) With possibility of renewal

In accordance with IAS 32 and 39 and the Terms and Conditions of the issuance in all convertible notes except for the 2019 notes, since Abengoa has a contractual right to choose the type of settlement and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible notes are considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder, except for the conversion option embedded in the 2019 notes, which qualifies as equity, and the notes are, thus, considered a compound financial instrument.

2014 Convertible bonds

In relation to the Convertible bonds for an amount of €200 million issued on July 24, 2009 and maturing on July 24, 2014, Abengoa, S.A. repurchased, on January 17, 2013 a nominal amount of €99.9 million, so its nominal amount is reduced to €100.1 million. The carrying value of the liability component of this bond as of September 30, 2013 amounts to €99,556 thousand (€96,183 thousand as of December 31, 2013).

On July 24, 2014, the convertible bonds have matured, being cancelled in cash, according to its terms and conditions.

As of December 31, 2013 the fair value of the embedded derivative component was € 984 thousand. The expense recognized in the nine-month period ended September 30, 2014 was 3,006 thousand euros due to changes in fair value until its settlement date.

On the other hand, in order to partially hedge the derivatives embedded in the convertible bonds, during the years 2011 and 2010 the Company purchased two call options over 7,000,000 Abengoa’s own shares with a strike price of €21.125 per share, maturing on July 24, 2014 (over 35,000,000 Abengoa’s shares with a strike price of €4.22 after the distribution of class B shares approved by the Extraordinary General Meeting held on September 30, 2012). The fair value of such call options as of December 31, 2013 was €419 thousand. Financial income due to change in fair value until its liquidation registered in the nine month period ended on September 30, 2014 is €2,021 million.

2017 Convertible bonds

In relation to the €250 million convertible bonds maturing in 2017 issued on February 3, 2010, the carrying value of the liability component of the bonds as of September 30, 2014 amounts to €210,031 thousand (€203,422 thousand as of December 31, 2013).

As of September 30, 2014, the fair value of the derivative liability embedded in the convertible bonds is €36,583 thousand, while its fair value as of December 31, 2013 amounted to €2,887 thousand. The increase in fair value has been recorded as an expense amounting to €33,696 thousand in ‘Other finance expense’ in the Consolidated Income Statement for the nine months ended September 30, 2014.

On the other hand, in order to partially hedge the derivatives embedded in the convertible bonds, during the years 2011 and 2010 the Company purchased two call options over 7,100,000 Abengoa’s own shares with a strike price of €30.27 per share, maturing on February 3, 2017 (over 35,500,000 Abengoa’s own shares with a strike price of €6.05 after the distribution of class B shares approved by the Extraordinary General Meeting held on September 30, 2012). The fair value of such call options as of December 31, 2013 was €2,322 thousand, while the fair value was €13,453 thousand on September 30, 2014. The increase in fair value has been recorded as a finance income amounting to €11,131 thousand recorded in ‘Other finance expense’ in the Consolidated Income Statement for the nine months ended September 30, 2014.

On February 3, 2015, holders of the 2017 Convertible Bonds will have the right to require Abengoa to redeem the 2017 Convertible Bonds at the principal amount together with accrued and unpaid interest to such date.

2019 Convertible bonds

In relation to the €400 million convertible bonds maturing in 2019 issued on January 17, 2013, the carrying value of the liability component of the bond as of September 30, 2014 amounts to €316,194 thousand (€309,249 thousand as of December 31, 2013).

At the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred by Clause 6 (j) (Settlement in cash) of the Terms and Conditions of this convertible bond, which grants Abengoa the right to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall therefore only settle this conversion right in shares. Accordingly, the fair value at the beginning of the year of the derivative liability embedded in the convertible bond, which totaled €62,894 thousand, was reclassified as equity since after that date the conversion option meets the definition of an equity instrument.

Ordinary bonds Abengoa 2021

On March 27, 2014, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued an ordinary bond for €500 million among qualified and institutional investors. In summary, the terms and conditions of the issue that were established definitively are:

a.         The bond was issued for an amount of €500 million and matures in seven (7) years (March 31, 2021).

b.         The notes will accrue fixed annual interest of 6.00%, payable every six months, on March 15 and September 15.

c.          The notes are jointly and severally guaranteed by Abengoa, S.A. and certain group subsidiaries.

Commercial paper Abengoa México

On June 30, 2014 Abengoa Mexico S.A.de C.V. signed the short-term revolving exchange traded certificate program for an amount up to 3,000 million Mexican pesos (equivalent to €176 million as of September 30, 2014).

The certificates will accrue a variable interest rate calculated based in the Tasa de interés interbancaria de equilibrio (“TIIE”) plus a margin to be determined in the moment of each use.

Note 17.-  Grants and other liabilities

The detail of grants and other liabilities as of September 30, 2014 and December 31, 2013 is as follows:

Item	Balance as of 09.30.14	Balance as of 12.31.13
Grants	685,199	374,345
Suppliers of non-current assets	2,491	2,239
Long-term trade payables	281,301	269,604
Grants and other non-current liabilities	968,991	646,188

The increase in Grants was primarily due to a Cash Grant awarded by the United States Department of the Treasury for Solana thermo-solar plant.

Note 18.-  Trade payables and other current liabilities

Trade payable and other current liabilities as of September 30, 2014 and December 31, 2013 are shown in the following table:

Item	Balance as of 09.30.14	Balance as of 12.31.13
Trade payables for purchases of goods	3,324,210	3,707,470
Trade payables for services	1,053,457	1,121,466
Billings in excess and advance payments from clients	260,595	429,462
Remunerations payable to employees	53,977	37,017
Suppliers of intangible assets current	225,718	14,748
Other accounts payables	128,131	204,023
Total	5,046,088	5,514,186

Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant.

Note 19.-  Finance income and expenses

19.1.       Finance income and expenses

The following table sets forth our Finance income and expenses for the nine month period ended September 30, 2014 and 2013:

	For the nine months ended	For the nine months ended
Finance income	09.30.14	09.30.13
Interest income from loans and credits	17,272	26,702
Interest rates benefits derivatives: cash flow hedges	14,089	23,778
Interest rates benefits derivatives: non-hedging	708	8,138
Total	32,069	58,618

	For the nine months ended	For the nine months ended
Finance expenses	09.30.14	09.30.13
Expenses due to interest:
- Loans from credit entities	(231,064)	(158,072)
- Other debts	(286,900)	(197,834)
Interest rates losses derivatives: cash flow hedges	(81,455)	(84,056)
Interest rates losses derivatives: non-hedging	(17,440)	(8,098)
Total	(616,859)	(448,060)

Net financial loss	(584,790)	(389,442)

For the nine month period ended September 30, 2014 finance income has decreased when compared to the same period of the previous year, mainly due to lower income from short-term credits and deposits and lower gains from cash flow hedges by the interest rates derivatives mainly due to the reduction of the value of options related to the decreased of future interest rates.

Finance expenses have increased for the nine month period ended September 30, 2014 when compared to the same period of the previous year, mainly due to the increase in interest expenses from loans with credit entities because of the lower capitalization of interest expense financing projects under construction, due to various projects coming into operation, the higher interest accrued on other debts due to the Euro Commercial Paper Program and the new bonds issued in the last quarter of 2013 and in the first quarter of 2014, as well as, the negative effect on the valuation of interest rate derivatives.

The net financial expenses for non-recourse financing project companies is €-280,893 thousand (€-72,137 thousand for the nine month period ended September 30, 2013).

19.2.       Other net finance income and expenses

The following table sets out ‘Other net finance income and expenses’ for the nine month period ended September 30, 2014 and 2013:

	For the nine months ended	For the nine months ended
Other finance income	09.30.14	09.30.13
Profits from LT Capital Investments, G. Comp.	66	—
Income on financial assets	920	268
Other finance income	22,957	24,418
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	—	77,809
Commodity derivatives gains: Cash flow hedge	42	119
Commodity derivatives gains: non hedge	408	780
Total	24,393	103,394

	For the nine months ended	For the nine months ended
Other finance expenses	09.30.14	09.30.13
Losses from partial repayment of the convertible notes due in 2014	—	(12,026)
Loss from sale of financial assets	(3,104)	—
Outsourcing of payables	(62,504)	(63,219)
Other financial losses	(40,378)	(51,075)
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	(26,282)	—
Commodity derivatives losses: cash flow hedge	(331)	(2,415)
Commodity derivatives losses: non hedge	(3,369)	(1,380)
Total	(135,969)	(130,115)

Other net finance income/expenses	(111,576)	(26,721)

For the nine month period ended September 30, 2014 the heading ‘Other finance income’ has decreased when compared to the same period in the previous year mainly due to the change in fair value of embedded derivatives of the convertible notes, net of change in fair value of the call options over Abengoa’s own share, which hedge the embedded derivatives partially, amounting to a net gain of €77,809 thousand for the nine month period ended September 30, 2013 (a loss of €26,282 thousand for the nine month period ended September 30, 2014).

The heading ‘Other finance expenses’ has increased for the nine month period ended September 30, 2014 compared to the same period in the previous year mainly due to losses from the change in fair value of embedded derivatives of convertible bonds due in 2014 and 2017 and the call options over Abengoa´s own share, as mentioned above, partially offset by losses recorded for the nine month period ended September 30, 2013, from the partial repayment of the convertible bonds due in 2014, as well as, the decrease in the heading ‘Other financial losses’, which include commissions to wire transfers and other bank fees and other minor finance expenses.

The net amount of ‘Other incomes and financial expenses’ for non-recourse financing project companies is €-26,257 thousand (€-13,302 thousand in the nine month period ended September 30, 2013).

Note 20.-  Income tax

20.1.       The effective tax rate for the period presented has been established based on Management’s best estimates.

20.2.       The effective tax rate for the nine month period ended September 30, 2014 was lower than the effective tax rate for the same period in the previous year due to various incentives for exporting goods and services from Spain; investment and work in R&D+i activities; and the contribution to Abengoa’s profit from results from other countries.

20.3.       On September 20, 2014, the Council of Ministers in Spain received a report from the Ministry of Finance and Public Administrations about four proposed bills to reform the Spanish tax system, which include changing the general tax rate to 28% for 2015 and to 25% for 2016, among other measures (from 30% in 2014). As of the date of preparing these financial statements, these laws have still not been definitively passed. Abengoa is in the process of evaluating the potential impact of this reform in relation to the net deferred tax assets recorded in the attached consolidated financial statements, which have been calculated according to existing regulations as of the reporting date.

Note 21.- Fair value of financial instruments

The information on the financial instruments measured at fair value, is presented in accordance with the following:

•    Level 1: assets or liabilities listed on active markets.

•    Level 2: Measured on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•    Level 3: Measured on inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following is a breakdown of the Group’s assets and liabilities measured at fair value as of September 30, 2014 and December 31, 2013 (except assets and liabilities with a carrying amount close to their fair value, non-quoted equity instruments measured at cost and contracts with components that cannot be measured reliably):

Category	Level 1	Level 2	Level 3	Balance as of 09.30.14
Non-hedging derivatives	—	(59,818)	—	(59,818)
Hedging derivatives	—	(321,321)	—	(321,321)
Available-for-sale	39	—	45,590	45,629
Total	39	(381,139)	45,590	(335,510)

Category	Level 1	Level 2	Level 3	Balance as of 12.31.13
Non-hedging derivatives	—	(78,844)	—	(78,844)
Hedging derivatives	—	(170,787)	—	(170,787)
Available-for-sale	4,449	—	45,758	50,207
Total	4,449	(249,631)	45,758	(199,424)

The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares.

The majority of Abengoa’s portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 11).

The caption Non-hedging derivatives accounting includes the fair value of the derivatives embedded in the convertible notes, the fair value of the call options over Abengoa’s own shares, as well as those derivatives purchased with the purpose of hedging market risk (interest rate, foreign exchange or commodities) that do not fulfill all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view.

Level 3 corresponds mainly to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value of €32,997 thousand and held through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.).

The valuation method used to calculate the fair value was discounting cash flows based on its business plan, using as discount rate the weighted average cost of capital (WACC) of 10%. A sensitivity analysis has also been made considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value.

The following table shows the changes in the fair value of level 3 assets for the nine month period ended September 30, 2014 and for the year ended December 31, 2013:

Movements	Amount
Beginning balance as of December 31, 2012	45,704
Gains and losses recognized in Equity	(568)
Change in consolidation, reclassifications and translation differences	622
Total as of December 31, 2013	45,758
Gains and losses recognized in Equity	120
Change in consolidation, reclassifications and translation differences	(288)
Total as of September 30, 2014	45,590

During the periods ended September 30, 2014 and December 31, 2013, there have not been any significant reclassifications amongst the three levels presented above.

Note 22.-  Earnings per share

22.1.       Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares during the period.

	For the nine months ended	For the nine months ended
Item	09.30.14	09.30.13
Profit from continuing operations attributable to equity holders of the company	92,155	90,401
Profit from discontinuing operations attributable to equity holders of the company	—	(595)
Average number of ordinary shares outstanding (thousands)	833,868	538,063
Earnings per share from continuing operations (€ per share)	0.11	0.17
Earnings per share from profit for the year (€ per share)	0.11	0.17

22.2.       Diluted earnings per share

To calculate the diluted earnings per share, the average weighted number of ordinary shares issued and outstanding is adjusted to reflect the conversion of all the potential diluting ordinary shares.

The potential diluting ordinary shares held by the group correspond to the warrants on Class B shares issued in November 2011. The assumption is that all warrants will be exercised and a calculation is made to determine the number of shares that may have been acquired at fair value based on the monetary value of the subscription rights of the warrants still to be exercised. The difference between the number of shares issued assuming the exercise of the warrants, and the number of shares calculated based on the above, is included in the calculation of the income per diluted share.

	For the nine months ended	For the nine months ended
	09.30.14	09.30.13
Profit for the year
- Profit from continuing operations attributable to equity holders of the company	92,155	90,401
- Profit from discontinuing operations attributable to equity holders of the company	—	(595)
Profit used to determine the diluted earnings per share	92,155	89,806

Average weighted number of ordinary shares outstanding (thousands)	833,868	538,063
- Warrants adjustments (average weighted number of shares in outstanding since issue)	20,051	19,995
Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	853,919	558,058

Diluted earnings per share from continuing operations (€ per share)	0.11	0.16
Diluted earnings per share to the profit for the year (€ per share)	0.11	0.16

Note 23.-  Average number of employees

The average number of employees classified by category during the nine month period ended September 30, 2014 and 2013 was:

	Average number of employees for the nine months ended 09.30.14			Average number of employees for the nine months ended 09.30.13
Categories	Female	Male	% Total	Female	Male	% Total
Directors	66	502	2.0	74	546	2.3
Management	424	1,471	6.8	429	1,545	7.3
Engineers	1,355	3,410	17.1	1,272	3,221	16.6
Assistants and professionals	1,108	1,468	9.3	1,139	1,512	9.8
Operators	881	16,582	62.8	946	15,809	62.1
Interns	241	319	2.0	231	294	1.9
Total	4,075	23,752	100	4,091	22,927	100

During the nine month period ended September 30, 2014 the average number of employees is 24% in Spain and 76% abroad.

Note 24.-  Transactions with related parties

Dividends distributed to related parties during the period amounted to €32,023 thousand (€17,182 thousand in December 31, 2013).

During 2014 the only transactions associated with related parties was the following:

•    Service provision agreement signed between Centro Tecnológico Palmas Altas, S.A. and Ms. Blanca de Porres Guardiola. The amount invoiced in the first nine month of the year was €54 thousand.

These operations were subject to verification by the Abengoa Audit Committee.

Note 25.-  Employee remuneration and other benefits

Directors are remunerated as per in article 39 of the Bylaws. The remuneration of Directors consists of a fixed amount as agreed upon by the General Shareholders’ Meeting, and is not necessarily equal for all directors. Additionally, they may participate in profit sharing programs, for a percentage between 5% and 10% (maximum) of the net income of the Company after the declaration of the dividends for the year. Travel expenses related to work undertaken by the board are reimbursed to Directors.

On July 21, 2014 the board approved unanimously from a proposal by the designation and remuneration commission of a variable remuneration plan that will benefit approximately 350 key managers of the group (including two members of the board).

Additionally, for the nine month period ended September 30, 2014 overall remuneration for key management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €8,182 thousand (€8,100 thousand for the nine month period ended September 30, 2013).

No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor.

As of September 30, 2014 there were €48,743 thousand in non-current personnel compensation obligations (€29,789 thousand as of December 31, 2013).

Note 26.-  Subsequent events

On November 6, 2014 our subsidiary Abengoa Yield Plc. approved the offering of bonds for an amount of US$ 255 million and maturing in 2019 and an interest rate of 7% payable every six months. The offer is guaranteed by Abengoa Yield and some of its subsidiaries. The closing and receipt of funds is expected to occur on November 17, 2014.

Abengoa Yield has announced that will use the proceeds for the acquisition of three assets from Abengoa, S.A. for an amount of approximately US$312 million: the solar concentration plants Solacor and PS located in Spain with the combined capacity of 131 MW and the wind from Cadonal located in Uruguay and with the capacity of 50 MW.

Since September 30, 2014, apart from what is detailed above, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole.

02

Consolidated interim management report as of September 30, 2014

Interim management report as of September 30, 2014

1.-  Organizational Structure and Activities

Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of the nine months ended September 30, 2014, was included 650 companies:

•             The parent company itself

•             603 subsidiary companies

•             20 associate companies and 26 Joint Ventures

Abengoa is an international company that applies innovative technology solutions for sustainability development in the energy and environment sectors, generating for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage.

Abengoa’s business is structured around three activities

•             Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of thermo-solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

•             Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes Abengoa Yield, the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible.

•             Industrial production: covers Abengoa’s businesses with a commodity component, such as biofuels and industrial waste recycling (until the sale of shareholding in Befesa Medio Ambiente, S.L.U (Befesa). The Company holds an important leadership position in these activities in the geographical markets in which it operates.

2.-  Business Performance

2.1.         Financial situation

a)        Application of new accounting standards

Standards, interpretations and amendments effective from January 1, 2014 under IFRS-EU, applied by the Group:

•             IAS 32 (Amendment) ‘Offsetting of financial assets and financial liabilities’. The IAS 32 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and under the IFRS approved by the International Accounting Standards Board, hereinafter IFRS-IASB, and is to be applied retroactively.

•             IAS 36 (Amendment) ‘Recoverable Amount Disclosures for Non-Financial Assets’. The IAS 36 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

•             IAS 39 (Amendment) ‘Novation of Derivatives and Continuation of Hedge Accounting’. The IAS 39 amendment is for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

The applications of these amendments have not had any material impact on these Consolidated Condensed Interim Financial Statements.

In preparing these Consolidated Condensed Interim Financial Statements as of September 30, 2014, the Group has applied the following new standards and amendments that came into effect on January 1, 2014 under IFRS-IASB, and which have been applied early under IFRS-EU:

•             IFRIC 21 (Interpretation) “Levies”. The IFRIC 21 is mandatory for periods beginning on or after January 1, 2014 under IFRS-IASB and for periods beginning on or after September 17, 2014 under IFRS — EU.

The amendments and interpretations effective from January 1, 2014 have not had any significant impact on these Consolidated Condensed Interim Financial Statements.

Standards, interpretations and amendments published by the IASB that will be effective for periods after September 30, 2014:

•             Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-IASB and have not yet been adopted by the EU.

•             IFRS 9 ‘Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU.

•             IFRS 15 ‘Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017. Earlier application is permitted. IFRS 15 has not yet been adopted by the EU.

•             IAS 16 (Amendment) ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU.

•             IFRS 11 (Amendment) ‘Joint Arrangements’ This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU.

The Group is currently in the process of evaluating the impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after September 30, 2014.

b)        Changes in consolidation

Initial Public Offering of Abengoa Yield Plc

On September 18, 2014 Abengoa Yield Plc (“Abengoa Yield”), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares, including the exercise in full of the option to purchase additional shares to cover over-allotment by the underwriters of the initial public offering (“greenshoe option”). These shares were offered at a price of U.S. $29 per share for total gross proceeds of $828.7 million (€611.0 million) before fees and all the expenses related to the initial public offering.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Abengoa Yield is a dividend growth-oriented company formed to serve as the primary vehicle through which Abengoa will own, manage and acquire renewable energy, conventional power and electric transmission lines and other contracted revenue-generating assets, initially focused on North America and South America, as well as Europe.

Abengoa Yield Limited was incorporated on December 17, 2013. On March 17, 2014, the General Shareholders Meeting approved its conversion to Plc, with effect on March 19, 2014. Prior to the closing of the offering, Abengoa has contributed to Abengoa Yield ten concessional assets, certain holding companies and a preferred equity investment in ACBH (a subsidiary of Abengoa is engaged in the development, construction and management of transmission lines in Brazil). In exchange for this asset transfer, Abengoa has received a 64.28% interest in Abengoa Yield and U.S.$779.8 million (€575.0 million) in cash, corresponding to the net proceeds of the initial public offering after deducting underwriting fees and all the expenses related to the initial public offering.As a result of the Initial Public Offering, Abengoa has recorded Non-controlling interest amounting to €488.9 million, corresponding to the book value of the 35.72% stake in Abengoa Yield sold and an impact in Equity amounting to €86 million, for the difference between the net proceeds and the book value of the net assets transferred.

Assets held for sale -shares in BCTA Qingdao, S.L.

As of December 31, 2013 and September 30, 2014, the Company is in a process of negotiations to sell its 92.6% interest in Qingdao BCTA Desalination Co., Ltd. (‘Qingdao’), a desalination plant in China. Given that as of that date the subsidiary is available for immediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Qingdao as held for sale in the Consolidated Statement of Financial Position both as of December 31, 2013 and September 30, 2014. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The expected cash proceeds will be approximately €50.1 million. As of September 30, 2014, the agreement is subject to certain closing conditions.

Assets held for sale -shares in Linha Verde Transmissora de Energía S.A.

The Company has signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energía S.A. (“Linha Verde”), a company with a concession of an electric transmission line in Brazil which is currently in pre-operational stage. The sale is subject to the closing conditions customary for the sale of these types of assets.

Given that as of that date the subsidiary is available for inmediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Linha Verde as held for sale in the Consolidated Statement of Financial Position as of September 30, 2014. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The expected cash proceeds will be approximately €12.9 million.

c)         Main figures

Financial Figures

•             Revenues amount of €5,237million, a figures similar to the same period in 2013.

•             Ebitda increased by 24.4% to €1,071 million compared to the same period the previous year.

	Balance as of 09.30.14	Balance as of 09.30.2013	Var (%)
Consolidated P&L
Revenues	5,237	5,233	0.1%
Ebitda	1,071	860	24.4%
Operating Profit	20.4%	16.4%	—
Net Profit	100	73	37.9%
Statement of Financial Position (*)
Total Assets	23,832	21,153	12.7%
Total Equity	2,724	1,893	43.9%
Total corporative Debt	(2,375)	(2,455)	(2.1)%
Share Performance
Last quote (€/share B)	4.18	2.15	94.4%
Capitalization (shares A+B) (M€)	3,159	1,172	169.5%
Daily Effective Volume (M€)	6.0	4.6	30.4%

(*) 2013 Data as of December 31, 2013

Operating Figures

•             The international activity represents 84% of the consolidated revenues, with North America (USA & Mexico) being the leading region accounting for 36.2% of the total.

•             The Engineering backlog as of September 30, 2014 was €7,305 million, 7% higher than backlog as of December 31, 2013.

Key operational	September 2014	September 2013
Transmission lines (km)	5,143	1,631
Water Desalination (Cap. ML/day)	660	660
Cogeneration (GWh)	743	693
Solar Power Assets (MW)	1,223	943
Biofuels Production (ML/year)	3,175	3,175

d)        Consolidated income statement

	Q3 2014	Q3 2013	Var (%)
Revenues	5,237	5,233	0.1%
Operating expenses	(4,166)	(4,373)	(4.7)%
Depreciation and amortization	(369)	(391)	(5.6)%
I. Net Operating Profit	702	469	49.7%
II. Finance Cost, net	(687)	(419)	64.1%
III. Share of (loss)/(profit) of associates	4	(3)	(226.4)%
IV. Profit Before Income Tax	19	47	(58.6)%
V. Income tax expense	73	43	67.5%
VI. Profit for the year from continuing operations	92	90	1.9%
Profit (loss) from discontinued operations, net of tax	—	—	n.a.
Profit for the year	92	90	2.6%
VII. Non-controlling interests	8	(17)	n.a.
Net income attributable to the parent company	100	73	37,9%

Revenues

Abengoa’s consolidated sales in the third quarter of 2014 totaled €5,237 million, similar to the €5,233 million recorded for the same period in 2013, mainly due to a lower revenue in Engineering and Construction as a result of the completion of major projects, such as the Solana solar-thermal plant in the USA and the Solaben 1 and 6 solar-thermal plants in Spain, lower level of execution in projects that will end this year, such as the Mojave solar-thermal plant in the USA, the Norte transmission line in Brazil or the Palmatir wind farm in Uruguay and the depreciation of the USA dollar and Brazilian real against the euro compared to the same period of the previous year. This fall in Engineering and Construction has been compensated by higher revenues in the activity of Concession-type Infrastructures, as a consequence of the implementation of several concessions during the last quarters, such as the Manaus transmission line in Brazil and ATS transmission line in Peru, the cogeneration plant for Pemex in Mexico and Solana solar-thermal plant in the United States, among others.

Ebitda

EBITDA to 31 September 2014 was €1,071 million, an increase of 24.4% compared to the same period in 2013. This increase was primarily due to higher EBITDA figures for the three activities compared to the previous year, but especially in the Concessions activity, and due to higher margins from Bioenergy.

Net Financial Expense

Net financial expenses increased from €-419 million in the third quarter of 2013 to €-687 million during the same period in 2014. This increase was mainly due to the increase in interest expenses from loans with credit entities due to the lower capitalization of interest expenses for financing projects under construction, as a result of the entry in operations of various major projects; also due to the higher interest accrued on other debts as a consequence of the new notes issued in the last quarter of 2013 and first quarter of 2014, as well as, the negative effect on the valuation of interest rate derivatives and the change in fair value of embedded derivatives of the convertible notes.

Corporate Income Tax

Corporate income tax increased from €43 million in the third quarter of 2013 to €73 million for the same period in 2014 and was affected by various incentives for exporting goods and services from Spain; investment in R&D+i activities and the contribution to Abengoa’s profit from results from other countries.

Profit for the year from continuing operations

Given all of the above, Abengoa’s income from continuous operations increased by 1.9%, from €90 million in the third quarter of 2013 to €92 million for the same period in 2014.

Profit from discontinued operations, net of tax

This includes the result from Befesa, which was sold in June 2013.

Profit for the year attributable to the parent company

The profit attributable to Abengoa’s parent company increased by 37.9% from €73 million in the third quarter of 2013 to €100 million for the same quarter in 2014.

e)         Results by activities

Abengoa Business result related to different business activities has been as follows:

	Revenue			Ebitda			Margin
Item	Q3 2014	Q3 2013	Var (%)	Q3 2014	Q3 2013	Var (%)	Q3 2014	Q3 2013
Engineering and construction
E&C	3,090	3,253	(5.0)%	504	524	(3.9)%	16.3%	16.1%
Total	3,090	3,253	(5.0)%	504	524	(3.9)%	16.3%	16.1%

Concession-type infrastructure
Solar	266	210	26.4%	182	138	32.2%	68.5%	65.5%
Water	31	31	1.8%	20	22	(8.4)%	65.1%	72.3%
Transmission lines	51	40	27.2%	33	27	24.0%	64.6%	66.3%
Cogeneration and others	22	36	(37.9)%	4	5	(32.6)%	16.6%	15.3%
Abengoa Yield	199	96	108.1%	164	63	158.4%	82.2%	66.2%
Total	569	413	38.0%	403	255	57.8%	70.7%	61.9%

Industrial production
Bioenergy	1,578	1,567	0.7%	164	81	103.2%	10.4%	5.2%
Total	1,578	1,567	0.7%	164	81	103.2%	10.4%	5.2%

Total	5,237	5,233	0.1%	1,071	860	24.4%	20.4%	16.4%

Prior period segment financial information has been restated to conform to the new structure, according to IFRS 8 “Operating Segments”

Engineering & Construction

Revenues in Engineering and Construction fell by 5.0% to €3,090 million compared to the same period the previous year, while EBITDA fell by 3.9% to €504 million year on year. The decline in sales was mainly the result of various major projects coming to an end, such as the Solana solar-thermal plant in the USA and Solaben 1 and 6 in Spain; lower execution levels in projects that will be completed this year, such as the Mojave solar-thermal plant in the USA, the Norte transmission line in Brazil and the Palmatir wind farm in Uruguay; as well as the depreciation of the Dollar, the South African Rand and the Brazilian Real against the Euro compared to the same period in 2013.

These declines were partially offset by higher execution levels in the combined cycle plants in Mexico and the USA and new transmission lines in Brazil, as well as work on the Cerro Dominador solar-thermal project in Chile.

Concession-type Infrastructures

Revenues in Concession-type Infrastructures increased by 38.0% to €569 million (€413 million in 2013) compared to the same period in 2013, while EBITDA rose by 57.8% from €255 million to €403 million for the same period. These increases were primarily driven by the commissioning of various concessions during the last few quarters (the Manaus transmission line in Brazil and the ATS line in Peru; the cogeneration plant for Pemex in Mexico; and the Solana solar-thermal plant in the USA, among others).

Industrial Production

Bioenergy revenues increased by 0.7% to €1,578 million compared to the same period in 2013. EBITDA rose from €81 million in September 2013 to €164 million in September 2014, mainly driven by higher margins in the USA during the first nine months of the year primarily due to an improvement in crush spreads.

f)          Consolidated Balance Sheet

Consolidated Balance Sheet

A summary of Abengoa’s consolidated balance sheet for September 30, 2014 and December 31, 2013 is given below, with main variations:

	09.30.2014	12.31.2013	Var (%)
Assets
Intangible assets and PPE	2,127	2,116	0.6%
Fixed assets in projects	11,265	9,914	13.6%
Financial in associates	1,148	836	37.4%
Financial investments	690	761	(9.3)%
Deferred tax assets	1,436	1,281	12.1%
Non-current assets	16,666	14,908	11.8%
Inventories	344	331	4.1%
Clients and other receivable accounts	2,198	1,870	17.5%
Financial investments	1,279	926	38.2%
Cash and cash equivalents	2,971	2,952	0.7%
Assets held for sale	373	166	124.1%
Current assets	7,166	6,245	14.7%

Total Assets	23,832	21,153	12.7%

•             Non-current Assets increased by 11.8% to €16,666 million compared to the same period the previous year primarily due to the increase in fixed assets under construction on projects related to the cogeneration activity (Third Train), transmission lines (Brazil and Peru), Wind and Solar (Cerro Dominador project) and the appreciation of the Brazilian Real and the US Dollar.

•             Current Assets increased by 14.7% to €7,166 million compared to the same period the previous year.

	09.30.2014	12.31.2013	Var (%)
Shareholders’ Equity and Liabilities (M€)
Capital and reserves	1,428	1,212	17.8%
Total Equity	2,724	1,893	43.9%
Long-term non-recourse financing	6,480	5,736	13.0%
Corporate financing	4,891	4,735	3.3%
Grants and other liabilities	969	646	50.0%
Provisions and Contingencies	84	78	7.9%
Derivative financial instruments	395	267	48.1%
Deferred tax liabilities and Personnel liabilities	421	357	17.8%
Total non-current liabilities	13,240	11,819	12.0%
Short-term non-recourse financing	701	585	19.9%
Corporate financing	1,496	919	62.7%
Trade payables and other current liabilities	5,046	5,514	(8.5)%
Current tax liabilities	280	247	13.4%
Derivative financial instruments	44	44	(1.2)%
Provisions for other liabilities and expenses	9	10	(4.3)%
Liabilities held for sale	291	121	140.0%
Total current liabilities	7,867	7,440	5.7%

Total Shareholders’ Equity and Liabilities	23,832	21,153	12.7%

•             The 43.9% increase in Shareholders’ Equity was mainly the result of the increase in non-controlling shareholdings following the Abengoa Yield IPO.

•             Non-current Liabilities rose by 12% compared to the same period last year, mainly due to the issue of ordinary notes by Abengoa Finance (€500 million) and the Green Bond issue (€500 million).

•             Current Liabilities rose by 5.7% compared to the same period last year due to the reclassification of the Abengoa ordinary note maturing in February 2015 and the ICO loan from long-term to short-term and the ECP promissory notes issued by Abengoa.  All of the above was partially offset by a reduction in suppliers following completion of major projects carried out in 2013.

Composition of Net Debt

	09.30.2014	12.31.2013	09.30.2013
Total net corporate debt	2,375	2,124	2,455

LTM Ebitda corporate entities	1,207	978	770

Corporate Net Debt / Corporate Ebitda	2.3	2.2	3.2

g)         Consolidated cash flow statements

A summary of the Consolidated Cash Flow Statements of Abengoa for September 30, 2014 and year ended 2013 with the main variations per item, are given below:

	Q3 2014	Q3 2013	Var (%)
Profit for the year from continuing operations	92	90	2%
Non-monetary adjustments	779	605	29%
Variations in working capital and discontinued operations	(821)	(117)	600%
Profit for the year from continuing operations adjusted by non monetary items	50	578	(91)%
Interest and Income tax paid	(536)	(328)	63%
Discontinued operations	—	35	0%
A. Net Cash Flows from operating activities	(486)	285	(270)%
B. Net Cash Flows from investing activities	(1,699)	(1,161)	46%
Initial public offering of subsidiaries	611	—	0%
Other disposals and repayments	1,527	688	122%
C. Net Cash Flows from financing activities	2,138	688	211%

Net increase/(decrease) of cash and equivalent	(47)	(188)	(75)%
Cash at beginning of year	2,952	2,413	22%
Translation differences cash or equivalent	68	(61)	(211)%
Activities held for sale & Discontinued operations	(2)	(76)	n.a.
Cash and cash equivalent at end of year	2,971	2,088	42%

•             Cash flow from operations was €-486 million primarily due to the variation in working capital as a result of several major projects coming to an end (Solana in the USA) and lower execution levels on projects that will end this year (Mojave in USA, Norte in Brazil and Palmatir in Uruguay), partially offset by higher execution levels on the combined cycle plants in Mexico and the USA, new transmission lines in Brazil as well as the execution of the solar-thermal project, Cerro Dominador, in Chile.

•             In relation to cash flow for investment activities, there was a net cash outflow of €-1,699 million primarily for the execution of solar, transmission line, cogeneration, bioenergy, wind and water projects.

•             In relation to cash flow for financing activities, there was net cash generation of €2,138 million mainly as a result of new corporate financing (Note and ECP issues), new non-recourse project financing (Cogeneration, HV Lines and Solar), the Abengoa Yield IPO and the entry of non-recourse financing in progress (Green Bond).

3.-  Information on the foreseeable evolution of the Group

To estimate the outlook for the Group, it is important to take into account the evolution and development achieved in recent years, which forms the basis of the company’s growth prospects in the medium term. The Group’s strategy in the medium term is based on the growing contribution of the activities linked to the markets for the environment, renewable fuels (bioenergy), solar power and the ongoing development of the engineering and construction activities.

Furthermore, the strengthening of Abengoa’s capacity in the environmental services market through Befesa Medio Ambiente, S.A.; a greater bioethanol production capacity, as well as the development of the solar business will all contribute to boosting the company’s long-term outlook. In so far as it achieves its current forecasts, Abengoa has new activity base that will offer stability and continuity in the coming years.

With its current reserves, taking into account the improved flexibility of the organizational structure, the specialization and diversification of activities, and the investment opportunities identified in the domestic market and the company’s competitiveness in the international market, as well as the exposure of part f its activities to the sale of commodities and non-Euro currencies, the Group is clearly in a position to continue making positive progress in the future.

4.-  Financial risk management

Abengoa’s activities undertaken through its operations segments are exposed to various financial risks:

•             Market risk: The company is exposed to market risk such as the movement in foreign exchange rates, interest rates and commodities prices. To hedge such exposure, Abengoa uses currency forward contracts, options and interest rate swaps as well as futures contracts for commodities. The Group does not generally use derivatives for speculative purposes.

•            Credit risk: Trade debtors and other receivables, financial investments and cash equivalents are Abengoa’s main financial assets and therefore present the greatest exposure to credit risk in the event that third parties do not fulfill their obligations.

•             Liquidity risk: Abengoa’s financing and liquidity objectives are to ensure that the company has sufficient funds available on an ongoing basis to honor all upcoming financial commitments and obligations.

•             Capital Risk: the Company manages capital risk to ensure the continuity of the activities of its subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects.

The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company.

Additionally, the sources of finance are diversified, in an attempt to prevent concentrations that may affect our liquidity risk.

Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses.

In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

5.-  Information on research and development activities

Abengoa has continued to increase its efforts in R&D&i during the nine month period ended September 30, 2014, convinced that in order to achieve real future benefits, such investment requires continuity that cannot be disturbed by crises or economic cycles. Investment in R+D+i for the nine month period ended September 30, 2014 was €54.9 million. Part of our R+D+i development effort (€51.2 million) is capitalized and gets amortized.

Furthermore, the Group has reinforced its presence, and in some cases its leadership, in different public and private institutions and forums in which cooperation between large technology companies is encouraged and where the short and long-term future of R&D&i is decided.

6.-  Stock Exchange Evolution

According to data provided by Bolsas y Mercados Españoles (BME), in the third quarter of 2014 a total of 140.952.460 Class A shares and 1.992.740.311 Class B shares in the company were traded, equivalent to an average daily trading volume of 737.970 Class A shares and 10.433.195 Class B shares, The average daily traded cash volume was €7.1 million for Class A shares and €49.2 million for Class B shares.

	A-Shares		B-Shares
Share evolution	Total	Daily	Total	Daily
Volume (thousands of shares)	140,952	737	1,992,740	10,433
Volume (M€)	572	7	7,143	49

Quotes		Data		Data
Last	4.44	30-sep	4.18	30-sep
Maximun	5.14	23-jun	4.73	04-sep
Average	4.07		3.58
Minimun	2.36	03-ene	2.06	02-ene

The last price of Abengoa’s shares in the third quarter of 2014 was 4.4400 euros for Class A shares, some 83% higher than at the end of 2013; and 4,1820 euros per Class B share, 92% higher than the close of 2013.

Since its IPO in the Spanish stock exchange in November 29, 1996, the value of the company has risen by 1,614%, which means its initial value has increased more than 16 times. The selective IBEX-35 index has risen by 132% during the same period.

7.-  Information on the purchase of Treasury Shares

On November 19, 2007, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. Replacing this liquidity agreement, on January 8, 2013, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19.

As of September 30, 2014 treasury stock amounted to 41,134,151 shares, which 5,501,168 are class A shares and 35,632,983 are class B shares.

Regarding the operations carried out during the period, the number of treasury stock purchased amounted to 9,305,524 class A shares and 91,720,705 class B shares and treasury stock transferred amounted to 9,187,252 class A shares and 90,914,133 class B shares, with a net decrease of €478 thousand recognized in equity.

8.-  Dividends

The General Shareholders’ meeting held on April 6, 2014 approved a dividend of €0.111 per share, which totals €91,637 thousand, compared to €38,741 thousand in the previous year. On April 6, 2014, the Ordinary General Shareholders’ Meeting approved the paid-up capital increase with the purpose of implementing the payment of the dividend for the fiscal year 2013 means of a ‘scrip dividend’.

On July 23, 2014 the period for trading the free allotment rights corresponding to the aforementioned capital increase ended. During the period established for such purpose, the holders of 351,867,124 free allotment rights (52,193,313 of which corresponding to Class A shares and 299,673,811 corresponding to Class B shares) entitled to accept the irrevocable commitment to purchase the referred rights made by Abengoa have done so. As such, On 22 April 2014, Abengoa proceed to acquire such rights in the total gross amount of € 39,057 thousand.

9.-  Relevant Events reported to the CNMV

Detail of written communications to the CNMV corresponding to the third quarter of 2014 and until the Consolidated Condensed Interim Financial Statements formulation date:

•                  Written Communication of 08/08/14 Admission to trading on the Stock Exchanges of new class B shares at the end of the tenth partial conversion period.

•                  Written Communication of 08/12/14 Half year Financial Information regarding the first half year of 2014.

•                  Written Communication of 08/12/14 Half year Financial Information regarding the first half year of 2014.

•                  Written Communication of 08/12/14 Half year Financial Information regarding the first half year of 2014.

•                  Written Communication of 08/12/14 Half year Financial Information regarding the first half year of 2014.

•                  Written Communication of 08/13/14 Quarterly Information of the contract of liquidity of shares class B with Santander Investment Bolsa, S.V.

•                  Written Communication of 08/21/14 Quarterly Information of the contract of liquidity of shares class A with Santander Investment Bolsa, S.V.

•                  Written Communication of 3/09/2014 Strategy update , September 2014 and Abengoa 3.0.

•                  Written Communication of 09/4/2014 Citigroup Global Markets Limited is performing on behalf of RF Alfajor Holdings a private placement to qualified investors of 35,700,000 class B shares of Abengoa S.A. representing approximately 4.25% of the total shares of Abengoa S.A.

•                  Written Communication of 09/5/2014 Citigroup Global Markets Limited sends details of the placement to qualified investors of 35,700,000 class B shares of Abengoa S.A. representing approximately 4.25% of the total shares of Abengoa S.A.

•                  Written Communication of 09/15/14 The Composition of the Audit Committee, the Appointments and Remuneration Committee and the International Advisory Board of Abengoa, S.A.

•                  Written Communication of 09/22/14 Abengoa announces the launch of an issuance of green high yield bonds (“Green Bond”) for an amount equivalent to 500 million euros.

•                  Written Communication of 09/22/14 The first sale of assets from Abengoa to Abengoa Yield under the “Right of First Refusal Offer Agreement”.

•                  Written Communication of 09/24/14  Abengoa Greenfield, S.A., has successfully completed the pricing process of its bonds (“Green bond”).

•                  Written Communication of 10/01/14  The Company announces that has signed a syndicated loan.

•                  Written Communication of 10/21/14  new commission denominated Strategy and Technology commission.

•                  Written Communication of 11/11/2014 Detail for the last quarter of the class B shares contract.

•                  Written Communication of 11/12/2014 Third quarter earnings presentation.

•                  Written Communication of 11/12/2014 The Company sends information about third quarter 2014 results.

10.-  Subsequent events

On November 6, 2014 our subsidiary Abengoa Yield Plc. approved the offering of bonds for an amount of US$ 255 million and maturing in 2019 and an interest rate of 7% payable every six months. The offer is guaranteed by Abengoa Yield and some of its subsidiaries. The closing and receipt of funds is expected to occur on November 17, 2014.

Abengoa Yield has announced that will use the proceeds for the acquisition of three assets from Abengoa, S.A. for an amount of approximately US$312 million: the solar concentration plants Solacor and PS located in Spain with the combined capacity of 131 MW and the wind from Cadonal located in Uruguay and with the capacity of 50 MW.

Since September 30, 2014, apart from what is detailed above, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole.